CMG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$	63,114
Deposit with clearing firm		1,000,000
Due from clearing firm		10,121,680
Fixed assets, net of accumulated depreciation of $41,536		42,088
Right-of-Use asset		108,590
Security deposit		10,720
Prepaid expense		25,422
Total assets	$	11,371,614

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	96,100
Lease payable		108,590
Total liabilities		204,690
Member's Equity		11,166,924
Total liabilities and member's equity	$	11,371,614